Item 77.H - Change in Control of Registrant

Ceasing control of Credit Suisse Cash Reserve Common Class Fund
As of December 31, 2005, Advo Inc ("Shareholder") owned 19,900,000 shares of the Fund, which represented 43.64% of the Fund. As of December 31, 2006, Shareholder owned 1,000,000 shares of the Fund, which represents 3% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.